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                                                                    EXHIBIT 99.1


                                  RISK FACTORS


     From time to time, US Xchange, L.L.C. may make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Written forward-looking statements may appear in documents we file with the Securities and Exchange Commission, in press releases and in reports to our securityholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making these disclosures. You can identify forward-looking statements through our use of words such as "believe," "anticipate," "plan," "expect," "may," "will," "intend," "estimate" (and the negatives of these words) and similar expressions. Certain of our forward-looking statements may also discuss items such as:

     -    our current development plans and business strategies;

     -    anticipated revenues and demand in our markets;

     - the growth of our operations and the markets for our services and products;

     -    our anticipated capital expenditures;

     -    possible changes in regulatory requirements;

     -    our competition and competitive challenges; and

     -    changes in technology.

In this exhibit we identify some important risk factors that could cause our actual results to differ materially from those contemplated by any of our forward-looking statements. All of our forward-looking statements are qualified by reference to the following risk factors.

WE HAVE A LIMITED HISTORY OF OPERATIONS AND EXPECT TO CONTINUE TO INCUR SIGNIFICANT LOSSES, NEGATIVE CASH FLOW FROM OPERATIONS AND NEGATIVE EBITDA AS WE EXPAND OUR OPERATIONS

     We commenced commercial operations in July 1997. As a result of our limited operating history, you have limited operating and financial data about us upon which you can evaluate our performance and an investment in US Xchange. Our business plan requires that we make significant capital expenditures and incur significant operating expenses as we enter and establish our facilities-based services in each of our markets. To date, we have generated only limited revenues from our operations and we have incurred significant operating losses, negative EBITDA and negative cash flows from operating and investing activities. We expect to continue to incur negative cash flows and negative EBITDA in each of our markets for approximately 24 to 36 months after we commence facilities-based switched operations in each such market. As a result, we expect to experience increasing consolidated losses as we expand our operations, build our networks and switching facilities, and develop our customer base. None of our markets currently generates positive operating cash flow or EBITDA. We cannot assure you that we will sufficiently increase our revenues, achieve or sustain positive EBITDA or profitability or generate sufficient operating cash flow to meet our working capital and debt service requirements.

WE NEED SUBSTANTIAL CAPITAL TO DEVELOP AND EXPAND OUR BUSINESS

     We need significant capital to continue to develop and expand our networks, services and customer base, and to continue to fund our expected losses. As of December 31, 1999, we estimate that our future capital requirements for our current networks will aggregate approximately $73.4 million. Our estimated capital requirements include capital expenditures, working capital, debt service and operating losses that we will need to incur to install, deploy and operate the networks and switching systems in our current markets and to


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construct or acquire long-haul fiber routes to interconnect such networks. At
December 31, 1999, we had unrestricted cash totaling approximately $189,000 and we had available borrowings of $35.5 million under our subordinated secured line of credit from our Co-Chairman and co-founder. We expect that these capital resources, together with cash expected to be generated from future revenues, interim debt financing of up to $25 million provided by Choice One under the merger agreement and sales of our dark fiber along our local and long haul fiber networks will be sufficient to fully fund the development of our current markets. However, the actual amount of our capital requirements may vary significantly from our estimates based upon a number of factors, including, among other things:

     -    the timing and success of our current development plans;

     -    shortfalls in our revenue and cost projections;

     -    demand for our services;

     -    regulatory, technological and competitive developments;

     - any decision to expand our operations into additional commercial regions or markets; and

     - any acquisitions or joint ventures that we decide to undertake.

WE ARE HIGHLY LEVERAGED AND MAY INCUR SUBSTANTIAL ADDITIONAL INDEBTEDNESS

     As of December 31, 1999, we had total indebtedness of $267.3 million, and $60.0 million of contributed equity. The terms of our senior secured credit facility and of our 15% Senior Notes limit, but do not prohibit, us from incurring additional indebtedness. In particular, we and our subsidiaries may, subject to certain restrictions, incur an unlimited amount of indebtedness (including secured indebtedness) to finance the cost of equipment, inventory and network assets, including the cost to design, develop, acquire, construct, install, improve, transport and integrate any of those items.

     Our relatively high level of indebtedness could have important consequences to our future prospects. For example, it could:

     - limit our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

     - require that we dedicate a substantial portion of our cash flow from operations, if any, to paying principal of and interest on our indebtedness;

     - limit our flexibility in planning for, or reacting to changes in, our business;

     - make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

     - increase our vulnerability in the event of a downturn in our business.

     We cannot assure you that our consolidated operating cash flows and capital resources will be sufficient to pay our indebtedness. In fact, we may need to refinance a substantial portion of our debt because of a deficiency. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. Our ability to meet our debt service requirements and to refinance any debt will depend upon, among other things, our future performance, which, in turn, will depend upon prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. Further, we cannot assure you that we will have sufficient funds available at the time of certain change of control events to make any required debt repayments, including required repurchases of our 15% Senior Notes and our senior secured credit facility.


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DEBT RESTRICTIONS LIMIT OUR FINANCIAL AND OPERATIONAL FLEXIBILITY

     The terms of our senior secured credit facility and of our 15% Senior Notes impose certain financial and operating restrictions on us and our restricted subsidiaries. These restrictions limit, among other things, our ability to:

     -    incur additional indebtedness;

     -    create liens;

     -    engage in sale-leaseback transactions;

     -    sell assets;

     -    effect consolidations or mergers;

     -    make investments and certain other restricted payments;

     - pay dividends and make distributions in respect of membership interests;

     -    redeem membership interests;

     -    issue or sell membership interests of our restricted subsidiaries; and

     -    enter into transactions with any of our members or affiliates.

     While these limitations are subject to a number of important qualifications and exceptions, if we were to fail to comply with these restrictions and, in some cases, were to fail to cure our noncompliance, we would be in default under the terms of our senior secured credit facility and of our 15% Senior Notes. In addition, the terms of any additional debt or equity financings that we might obtain could further restrict our financial and operational flexibility.

     As of and for the quarter and year ended December 31, 1999 and the quarter ended March 31, 2000, we did not comply with certain financial performance covenants under our senior secured credit facility. However, on May 15, 2000, we announced that US Xchange, Inc., the newly formed parent of US Xchange, L.L.C. and a corporation wholly owned by our sole member, signed a definitive merger agreement with Choice One Communications, Inc. ("Choice One"), a publicly held integrated communications provider that offers local exchange and long distance telecommunications services, high-speed data, Internet and DSL solutions, and web design and hosting primarily to small and medium-sized businesses in second and third tier markets in the Northeast United States. Under the terms of the agreement, Choice One will pay approximately $311 million in net cash and issue approximately 7,000,000 shares of its common stock to Mr. VanderPol, the sole stockholder of our parent. The merger is subject to certain conditions, including Hart-Scott-Rodino clearance and other regulatory approvals. In addition, all of the holders of our outstanding 15% Senior Notes have executed and delivered to Choice One a letter agreement pursuant to which they have agreed that the surviving corporation upon completion of the merger may redeem the 15% Senior Notes on the merger closing date at a redemption price equal to 109% of their principal amount plus accrued interest, if any, to the closing date. The bond holders also have agreed to an amendment to the Indenture, to take effect on the redemption date, providing for the deletion of certain covenants and other provisions of the Indenture.

     In connection with the merger, GE Capital has agreed to forbear from exercising its right and remedies relating to our non-compliance with financial performance covenants until the earlier of (i) July 31, 2000 or (ii) the occurrence of any of the following events:

     - the occurrence of an event of default, or the occurrence of an event or the happening of a condition which with the passing of time or the giving of notice or both would constitute an event of default, under the loan agreement, other than the events of default for the periods ending December 31, 1999 and March 31, 2000;

     -    certain events of bankruptcy;

     -    termination of the merger.

     We currently expect to complete this merger by July 31, 2000. Pursuant to the merger agreement, we will receive sufficient cash consideration to pay the obligations under the senior secured credit facility and the 15% Senior Notes in full. However, we can give no assurance that any of the events listed above will occur, that we will complete the merger by July 31, 2000 or that GE Capital will again agree to forbear from exercising its rights under the loan agreement. If GE Capital exercises its remedies under the loan agreement, we may be required to repay all or any portion of the outstanding borrowings under the facility. If this occurs prior to the completion of the merger and we cannot otherwise satisfy our payment obligations under the senior secured credit facility, our business would be materially adversely affected and we would also be in default of the indenture governing the 15% Senior Notes.

     In addition, under the indenture governing our 15% Senior Notes, we are also required to file certain reports with the Securities and Exchange Commission and to deliver these reports to the trustee and the holders of the 15% Senior Notes. We have not timely delivered our Annual Report on Form 10-K for the year ended December 31, 1999 or our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and, accordingly, have failed to comply with our reporting obligations under the indenture. However, in connection with the merger, all the holders of the 15% Senior Notes have agreed that the 15%
Senior Notes may be redeemed on the merger closing date. If the merger were not to be completed the trustee or holders of 25% of the outstanding principal of the 15% Senior Notes could declare the outstanding principal and accrued and unpaid interest to be immediately due and payable. We cannot give any assurance that we would have sufficient cash resources or be able to obtain any additional financing to meet these payment obligations.

OUR HOLDING COMPANY STRUCTURE MAY LIMIT OUR ABILITY TO MAKE DEBT PAYMENTS

     US Xchange is a holding company, and our principal assets consist of our equity interests in our subsidiaries. We rely upon payments from our subsidiaries to generate the funds necessary to meet our obligations, including our payment obligations under our 15% Senior Notes, our senior secured credit facility, our substantial secured line of credit and our existing bank credit facility. Our subsidiaries, however, are legally distinct from us and have no obligation, contingent or otherwise, to pay amounts due or make funds available for payment under our parent company indebtedness. Our subsidiaries have not guaranteed any of our indebtedness. Moreover, the borrower under our senior secured credit facility is a wholly-owned subsidiary of US Xchange and US Xchange is a guarantor of such indebtedness. The ability of our subsidiaries to make payments to us will be subject to, among other things, the availability of funds and the terms of the indebtedness of our parent company subsidiaries. The indenture governing our 15% Senior Notes and our senior credit facility, permit our subsidiaries to incur substantial amounts of indebtedness. Claims of our subsidiaries' creditors, including trade creditors, will generally have priority as to the assets of the subsidiaries over the claims of the holders of indebtedness of US Xchange. Accordingly, our parent company indebtedness, including our 15% Senior Notes and senior credit facility, are effectively subordinated to the liabilities (including trade payables) of our subsidiaries. As of December 31, 1999, our subsidiaries have approximately $58.1 million of liabilities (excluding intercompany payables).

WE FACE SIGNIFICANT COMPETITION

     The telecommunications industry is highly competitive, and one of the primary purposes of the Telecommunications Act of 1996 is to foster additional competition. We expect to experience declining prices and increasing price competition. We cannot assure you that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets.


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     In each of our markets, we compete principally with the incumbent local exchange carrier serving such market, either Ameritech or GTE. We expect to face significant competitive product and pricing pressure from these companies because the incumbent has

     -    long-standing relationships with its customers,

     - financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours,

     - the potential to fund competitive services with cash flows from a variety of businesses, and

     -    a nearly monopolistic market share.

     In each of our commercial regions, we also face significant competition from other facilities-based competitive local telephone companies and long distance carriers, which further increases the pricing pressures on our business. After the investment and expense of establishing network and support services in a given market, the marginal cost of carrying an additional call is negligible. We believe that Tier III markets will support only a limited number of competitors and that operations in Tier III markets with multiple competitive providers are likely to be unprofitable for one or more of the competitive providers.

     Prices in both the long distance business and the data transmission business have declined significantly in recent years and we expect them to continue to decline. We face competition from large long distance carriers such as AT&T Corp., MCI WorldCom, Inc. and Sprint Corporation, as well as smaller carriers, who have begun to offer integrated local, long distance and data telecommunications services. AT&T acquired Teleport Communications Group, Inc., a major competitive local exchange carrier, and Tele-Communications, Inc., a major cable television company, and MCI WorldCom has recently acquired local networks in approximately 100 cities and has agreed to acquire Sprint. These combinations have enhanced the ability of these carriers to offer bundled local and long distance telecommunications services. Regional Bell operating companies are also making concerted efforts to gain regulatory permission to offer their own bundled local and long distance telecommunications services.

     As telecommunications technologies continue to change rapidly, we expect increasing competition in our markets from other potential competitors who may be considered less traditional providers of telecommunications services, including:

     -    cable television companies;

     -    microwave, satellite and other wireless telecommunications providers;

     -    providers of internet telephony services;

     -    electric utilities; and

     -    resellers.

In particular, companies offering or preparing to offer internet-protocol-based voice and data transmission services, such as Qwest Communications International, Inc., Level 3 Communications, Inc., and Williams Communications Group are building nationwide networks that can access each of our markets. Electric utilities and cable companies are likely competitors given their existing rights of way. Electric utilities using Digital Line Power technologies can transmit internet and data services over their power lines at speeds faster than those achievable by telephone companies on their digital subscriber or integrated services digital network lines. Other new technologies such as DSL, internet telephony, cable modem service and wireless networks utilizing local multi-point distribution services and satellite transmission, which can be used to provide high capacity wireless local loop, local area network, internet access and interactive services, have also created significant new competitors that may have a lower cost basis than ours. We believe that there may also be an increasing level of agent and distributor resale initiatives in our markets, which may add further to competitive pricing pressures.


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WE MAY BE UNABLE TO MANAGE OUR GROWTH SUCCESSFULLY

     We must achieve substantial growth in order to meet our payment obligations on our existing indebtedness. To grow our business we will need to control our costs, maintain regulatory compliance, maintain effective quality controls, develop and retain a sufficient customer base, and attract, assimilate and retain qualified management, technical and sales personnel. See " -- We Depend on Qualified Personnel" below. If we decide to grow by acquiring other companies or entering into joint ventures with other businesses, we will need to successfully identify, finance, complete and assimilate such acquisitions or joint ventures. See " -- We Face Additional Risks If We Pursue Any Acquisitions or Joint Ventures" below.

     If we cannot successfully manage the continued development and expansion of our operations, we may not be able to sufficiently expand our customer base and service offerings. We cannot assure you that we will be able to successfully maintain the needed systems, procedures and controls, or obtain, integrate and utilize the operational, technical, financial and human resources necessary to manage a developing and expanding business in an evolving, highly regulated and increasingly competitive industry.

WE DEPEND ON QUALIFIED PERSONNEL

     A small number of key executive officers, most notably Mr. Ronald H. VanderPol, our Co-Chairman and co-founder, and Mr. Richard Postma, our Co-Chairman, Chief Executive Officer and co-founder, manage our business. The loss of services of one or more of these key executive officers, particularly Mr. VanderPol or Mr. Postma, could materially harm our business and our prospects. We believe that our success will depend in large part on our ability to continue to develop a large and effective sales force and attract and retain highly skilled and qualified management, technical and sales personnel. Only three of our executive officers have employment agreements, and we do not maintain key person life insurance for any of our executive officers, other than Messrs. VanderPol and Postma. Although we have been successful to date in attracting and retaining a sufficient number of qualified personnel, the competition for qualified personnel in the telecommunications industry is intense. For this reason, we cannot assure you that we will be able to continue to attract and retain the qualified management, technical and sales personnel necessary to achieve our business objectives.

WE DEPEND ON THE RELIABILITY OF SOPHISTICATED INFORMATION AND PROCESSING SYSTEMS

     Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Our operations support systems, which we have either acquired from or developed with third-party vendors, are scaleable, may be employed either centrally or in more than one location, and automate many of the functions which previously required multiple manual entries of customer information to accomplish order management, provisioning, switch administration and billing. We have completed the integration of our provisioning, order entry and billing systems. However, we cannot assure you that these systems will produce the anticipated operational solutions or that these systems will perform as expected. As we expand our customer base, deploy our networks and provide our own switch-based services, we will continue to face several risks with respect to our systems, including:

     -    these systems might fail to perform as expected;

     - these systems might fail to interface with the legacy systems of other carriers; and

     - we could fail to adequately identify all of our information and processing needs or to upgrade our systems as necessary.


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In addition, our right to use certain of these systems is dependent upon license agreements with third party vendors, certain of which they may cancel. We cannot assure you that a third-party vendor will not cancel (or fail to renew) these agreements.

OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY IS SUBJECT TO NUMEROUS RISKS

     US Xchange is a recent entrant into the competitive local telephone industry. There are numerous operating complexities associated with providing facilities-based local exchange services. We will be required to develop and enhance services, products and systems and will need to implement effective marketing initiatives to sell these services and products. We will also need to maintain the equipment to provide such services and products.

     Our services may not be profitable due to, among other factors, lack of customer demand, inability to secure and maintain access to the incumbent local telephone companies' facilities on acceptable terms, competition and pricing pressure from the incumbent local telephone companies and other competitive providers, and cost overruns in connection with network build-outs. We expect to face significant competitive product and pricing pressure in each of our markets. We cannot assure you that our networks will generate sufficient revenues, achieve or sustain positive EBITDA or profitability, or generate sufficient operating cash flow to meet our working capital and debt service requirements.

     Our business is highly dependent on our ability to interconnect with and obtain unbundled network elements from the incumbent local telephone companies in our markets. In each of our markets, we rely on incumbent local telephone companies to permit us to collocate our equipment in the incumbent local telephone company's central offices as a means of connecting to our customers. Under the 1996 Act, the incumbent local telephone companies are required to permit us to effect such collocations and interconnections and to purchase only the origination and termination services and network elements that we need. While we believe that this regulatory requirement allows us to avoid certain operating expenses, we cannot assure you that the incumbent local telephone companies will effect such collocations and interconnections and such unbundling of network elements in a timely manner or at rates, and on terms and conditions, that will permit us to profitably offer switched services.

     To the extent we interconnect with and use an incumbent local telephone company's network to service our customers, we will be dependent upon the technology and capabilities of the incumbent. We will also be required to interface with the incumbent's legacy systems in order to properly provision and service our customers. Many competitive local telephone companies, including US Xchange, have experienced difficulties in working with the incumbent local telephone companies with respect to provisioning, interconnection, collocation and implementation of the systems used by competitive carriers to order and receive unbundled network elements and wholesale services from the incumbent local telephone companies. Coordination with incumbent local telephone companies to gain access to network elements, complete the necessary operations support system interfaces and secure reasonable and affordable collocation is necessary for us to provide integrated local services to customers on a timely and competitive basis. If we experience difficulties in obtaining high quality, reliable and reasonably priced services from the incumbent local telephone companies, the attractiveness of our services to our customers could be impaired. The FCC has created a task force that is examining the problems that have slowed the development of local telephone competition. On March 18, 1999, the FCC issued an order permitting "cageless" and shared collocation of the equipment of competitive providers, rather than the more costly collocation methods previously required by the incumbent carriers, and requiring the incumbent carriers to follow certain procedures before denying collocation. We cannot predict the other changes, if any, that the FCC might adopt after the task force has completed its examination.


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WE FACE RISKS RELATED TO THE LONG DISTANCE BUSINESS

     We offer long distance services to our customers as part of our "one-stop shopping" offering of bundled telecommunications services. The long distance business is extremely competitive, and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We provide our own facilities-based long distance services and we also purchase wholesale long distance services from other carriers for resale to our customers. Our agreements with these other carriers typically provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. When we negotiate these agreements, we must estimate future supply and demand for transmission capacity as well as the calling patterns and traffic levels of our future customers. If we fail to meet minimum volume commitments, we may have to pay underutilization charges, and if we underestimate our need for transmission capacity, we may have to obtain capacity through more expensive means.

PROVIDING SERVICES TO OUR RESIDENTIAL CUSTOMERS INVOLVES RISKS

     In each of our markets we target creditworthy residential customers who we believe are likely to have needs for multiple services through various affinity group and other cost-effective marketing programs. Our success in providing services to residential customers will depend, among other things, upon our ability to:

     -    cost-effectively market our services to residential customers;

     - maintain competitive prices and attractive service packages and thus minimize the churn rate of our residential customers;

     - provide high quality customer care services without incurring significant additional costs;

     - accurately evaluate the creditworthiness of prospective residential customers;

     - collect amounts owed by such customers in a timely, cost-effective manner; and

     -    limit the amount of uncollectible bad debt from such customers.

We cannot assure you that we will be able to achieve acceptable profit margins on our residential business.

WE FACE RISKS RELATED TO DATA TRANSMISSION BUSINESS

     As part of our complete range of telecommunications services offerings, we offer data transmission services in markets where our networks and switches have become commercially operational. We target these services at large and medium-sized businesses with substantial data communications requirements. The success of our data transmission business will depend upon, among other things, our ability to hire, train and retain qualified personnel, the effectiveness of our sales personnel in the promotion and sale of our data transmission services, the acceptance of such services by potential customers, our ability to control our costs, and our ability to further enhance our services in response to future technological changes. We cannot assure you that we will be able to profitably provide our data transmission services.

WE WILL NEED TO ADAPT TO RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is subject to rapid and significant changes in technology. We rely primarily on third parties for the development of and access to new technologies. We believe our future success will depend, in part, on our ability to anticipate or adapt to technological developments and to offer, on a timely basis and at competitive prices, services that meet customer demands for lower costs and better-integrated voice and data services. We cannot assure you that we will obtain access to new technologies on a timely basis or on satisfactory terms. We believe that, for the foreseeable future, technological changes will


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neither materially affect the continued use of fiber optic cable and circuit-switched transmission, nor materially hinder us from acquiring necessary technologies. However, we cannot predict the effect of technological changes on our operations. Other providers are building fiber optic communications networks that are based on packet-switched technologies and are designed to be cheaper and faster than networks using circuit switching technologies such as our networks. These packet-switched networks are designed with capabilities to transmit voice, data, fax and video communications simultaneously over the same lines. Additionally, local multi-point wireless service has bandwidth characteristics that are well suited for simultaneous voice, data and video transmission, and digital subscriber line technology can increase the carrying capacity of the incumbent local telephone companies' copper wire networks. These new technologies could provide competitive alternatives to the fiber optic circuit-switched transmission technologies that we are deploying. The success of any of these new technologies and our failure to adapt to them could materially harm our business.

WE NEED TO COMPLY WITH SIGNIFICANT GOVERNMENT REGULATION

     Our networks and the provision of our telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals, or new adverse regulations or regulatory or judicial requirements, may have a material adverse effect upon our business.

     The Telecommunications Act of 1996 provides for a significant deregulation of the domestic telecommunications industry. The 1996 Act remains subject to judicial review and additional FCC rulemaking. As a result, it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities, and there is significant pending litigation, regarding interconnection, pricing and other issues that could result in significant changes affecting our business. Some of the pending issues and possible developments include:

     - the ability of regional Bell operating companies to provide long distance services within their own local service regions, which, if permitted, would allow them to bundle local and long distance services; this would eliminate a marketing advantage we currently have over such companies;

     -    further rules governing the provision of unbundled network elements;

     -    price cap regulation reform;

     -    changes in tariff filing requirements;

     -    access charge reform;

     -    reciprocal compensation for calls to internet service providers;

     -    universal service reform; and

     - additional developments regarding the obligations of incumbent carriers to provide interconnection and collocation.

See "Business -- Regulation." We cannot assure you that these changes will not have a material adverse effect upon our business.

     State regulatory commissions exercise jurisdiction over us because we provide intrastate telecommunications services. As such a provider, we must obtain regulatory authorizations and file tariffs with state agencies in each of the states in which we operate. Local authorities regulate our access to municipal rights-of-way. Network buildouts are also subject to numerous local regulations, such as building codes and licensing requirements. Such regulations vary on a city-by-city and county-by-county basis. See "Business -- Regulation."

     We cannot assure you that we will be able to maintain required authorizations from the FCC and state and local authorities or that such authorities will not take actions adverse to our interests. If we do not maintain the necessary authorities and maintain the required tariffs and if we do not meet other regulatory obligations, third


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parties and regulators could challenge our ability to operate. Any such challenge could cause us to incur substantial legal and administrative expenses and sanctions.

WE RELY PRIMARILY ON LUCENT FOR THE SUPPLY, INSTALLATION AND MONITORING OF EQUIPMENT

     We have contracted with Lucent to supply our host and remote switches and transmission and related electronic equipment and to install and turn up our network systems. We cannot assure you that Lucent will continue to meet our equipment and service requirements on a timely basis. We believe that there are alternative sources of supply and that our Lucent-based switching systems are compatible with alternative suppliers' equipment and platforms. However, a number of factors could disrupt our operations and materially harm our business, including any:

     - extended interruption in the supply of fiber optic cable, switches or other network equipment;

     -    material increases in cable, switch or equipment prices;

     - significant delay or interruption in the installation, turn-up, monitoring and maintenance of our networks; or

     - extended delay in transitioning the products or services of an alternative supplier, if necessary.

WE FACE ADDITIONAL RISKS IF WE PURSUE ANY ACQUISITIONS OR JOINT VENTURES

     As part of our business strategy, we might acquire other businesses that complement our existing businesses. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of financing or completing any acquisition on favorable terms and conditions. We expect to face a number of risks if we pursue any acquisition, including:

     -    difficulty in assimilating the acquired operations and personnel;

     - the potential disruption of our ongoing business and diversion of resources and management attention;

     - management's inability to maintain uniform standards, controls, procedures and policies;

     - the risks of entering markets in which we have little or no direct prior experience; and

     - the potential impairment of relationships with employees, suppliers or customers as a result of changes in management following any acquisition.

     Similarly, with respect to our recently announced agreement to merge with Choice One, we can give no assurance that the merger will be completed or, if completed, that the combined entity will not face any of the foregoing risks. See "Debt Restrictions Limit Our Financial and Operational Flexibility."

     We may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions. However, they also may involve the risk that we will not have control over the joint venture and that a joint venture partner may have economic, business or legal interests or objectives that are inconsistent with ours. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing us to fulfill these obligations or abandon or curtail the venture.


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